Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

July 13, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop

Re:	Stone Arcade Acquisition Corporation
Form S-1 Registration Statement
File No. 333-124601

Dear Mr. Reynolds:

     On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the “Company,”), we hereby file for your review three (3) copies of Amendment No. 2 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 2”), and five (5) additional copies marked to indicate changes made from Amendment No. 1 to the Company’s Registration Statement on Form S-1. Amendment No. 2 responds to the comments set forth in the Staff’s letter dated July 7, 2005 (the “Staff’s Letter”).

     In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

     The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
Prospectus Summary

1.	The “Prospectus Summary” has been expanded to disclose the names and dates of the industry publications referenced in the Staff’s Letter.

Securities and Exchange Commission
July 13, 2005

2.	The second paragraph of the “Prospectus Summary” has been revised to delete those sections referenced in the Staff’s Letter.

Risk Factors

1.	Disclosure has been added to risk factor 11 and in “Proposed Business-Employees” to clarify that the amount of time devoted to the Company’s business by management will vary depending on the stage of a potential business combination, with more time expected to be spent during the negotiation stage than during the target identification stage.

Use of Proceeds

2.	The disclosure in “Use of Proceeds” has been revised to clarify that the net proceeds not being held in trust will be sufficient to fund the negotiation, evaluation and consummation of a proposed business combination even if the Company elects to use a portion of the excess working capital to make a deposit, down payment or fund a “no shop” provision in connection therewith.

3.	The penultimate paragraph of “Use of Proceeds” has been expanded to clarify that reimbursement of such excess out-of-pocket expenses would in all likelihood be negotiated with a target business’ owners.

Proposed Business

4.	The disclosure on page 24 referenced by the Staff has been deleted.

5.	Disclosure has been added to the newly combined second bullet point to provide the basis for the statements referred to in the Staff’s Letter.

6.	Because the definition of the “packaging” industry is broad and does not easily lend itself to direct analysis and comparisons, there are no third party sources that provide the exact information requested by the Staff in this comment. However, we have expanded the industry disclosure to include information available from Standard & Poors and the Fibre Box Association regarding the percentage of the paper and forest products industry represented by corrugated box shipments.

7.	The second paragraph of “Proposed Business-Sources of target businesses” has been expanded to reflect the circumstances in which the Company might engage a finder or pay a finder’s fee, as well as how such fees are typically structured.

Securities and Exchange Commission
July 13, 2005

8.	The second paragraph of “Proposed Business-Opportunity for stockholder approval of business combination” has been revised to reflect that the existing stockholders, all of whom are members of management, will vote all their shares of the Company’s common stock, including any shares they may acquire in the offering or in the aftermarket, for any transaction that they negotiate and present for approval to the Company’s stockholders.

9.	The change made in response to comment 8 above (i.e., that the existing stockholders will vote all their shares of common stock for any transaction they negotiate and present to the Company’s stockholders and therefore will not be able to exercise their conversion rights) renders this comment moot.

Conflicts of Interest

10.	The disclosure has been expanded in risk factors 8 and 14 to discuss potential conflicts of interest.

11.	The disclosure has been revised to state that the Company will include any opinion it receives from an independent investment banking firm in the proxy solicitation materials furnished to its stockholders.

12.	In response to the Staff’s comment regarding possible warrant purchases by designees of management, we have deleted the last sentence of the penultimate paragraph of “Principal Stockholders.”

13.	Exhibit 10.7 has been revised to reflect that the warrant purchases will not be directed by the purchasers, but rather will be made by Morgan Joseph, in its sole discretion and without any instruction by the Company’s management or their affiliates.

Certain Relationships and Related Transactions

14	The disclosure in Amendment No. 2 has been revised to identify the Company’s promoters and all transactions involving such persons have been disclosed in Amendment No. 2 as required by Rule 405 of the Securities Act of 1933.

Financial Statements

15.	The first paragraph of Note A has been expanded to indicate the Company’s fiscal year-end and a currently dated auditor’s consent has been filed as an exhibit to Amendment No. 2.

Securities and Exchange Commission
July 13, 2005

16.	The UPO is being issued as additional compensation to the underwriters in the event the proposed offering is consummated and therefore is an incremental cost in connection with the proposed offering. Staff Accounting Bulletin (SAB) Topic 5A indicates that incremental costs directly attributable to proposed or actual offerings of securities may properly be deferred and charged against the gross proceeds of the offering. Its value, which will be determined upon the closing of the proposed offering, will result in a credit to paid-in capital and a corresponding debit to paid-in capital in the exact amount because the issuance of the UPO is an incremental charge directly related to the proposed offering. Therefore, the estimated fair value of the UPO should not impact the financial position or results of operations of the Company accordingly, the Company and its independent auditors believe the valuation disclosure requested by the Staff is more appropriately made in the “Management's Discussion . . .” and “Underwriting” sections of the prospectus and have done so in response to the Staff's letter.

Part II Exhibits

17.	The Company respectfully submits that it is unnecessary to revise Section 6.2 of the Underwriting Agreement. Section 6.1 and 6.2 differ in their application. In the event over 10 percent of the units are defaulted and the Representative of the Underwriters does not arrange for the purchase of the firm units, the Company is given the opportunity to find a suitable purchaser. If the Company cannot find a suitable purchaser, the Company or the Representative may terminate the offering, and no units will be purchased. Alternatively, if the offering is not terminated, the Underwriters must purchase the firm units. Unlike a default under Section 6.1, the defaulted units are not required to be purchased by the non-defaulting Underwriters in proportion to their respective commitments. However, someone has to purchase the defaulting units to be in compliance with Section 1.1. The Representative will either purchase all of the defaulted units or some lesser number with some or all of the non-defaulting Underwriters. If in the aggregate the non-defaulting Underwriters, including the Representative, do not desire to purchase all of the defaulting units, then the Representative will terminate the offering.

     Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

Fran M. Stoller Loeb & Loeb LLP